UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number:    001-11071

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UGI HVAC ENTERPRISES, INC. SAVINGS PLAN
2525 N. 12th Street, Suite 360
READING, PA 19612

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014	3

Notes to Financial Statements	4 - 10

Schedule H, Line Item 4(i) — Schedule of Assets (Held at End of Year)	11

Exhibit 23

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
UGI HVAC Enterprises, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UGI HVAC Enterprises, Inc. Savings Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the UGI HVAC Enterprises, Inc. Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Morison Cogen LLP
Blue Bell, Pennsylvania
June 24, 2016

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS:
Investments (Note 4)	$15,508,413	$19,257,366
Receivables:
Participants' contributions receivable	—	25,556
Employers' contributions receivable	—	8,221
Notes receivable from participants	187,473	312,629
Total assets	15,695,886	19,603,772
LIABILITIES:
Accrued administrative expenses	3,945	4,205
Total liabilities	3,945	4,205
Net assets available for benefits	$15,691,941	$19,599,567
See accompanying notes to financial statements.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2015	2014
Additions:
Participants’ contributions	$726,211	$1,049,306
Employers’ contributions	235,650	336,402
Participants’ rollover contributions	30,374	51,468
Investment income:
Dividends and interest	221,016	353,917
Net appreciation in value of investments	—	2,031,724
Interest on notes receivable from participants	13,654	16,684
Deductions:
Investment loss:
Net depreciation in value of investments	(402,889)	—
Distributions to participants	(4,646,067)	(1,487,383)
Net transfers of participants’ balances	(65,542)	(6,370,622)
Administrative fees	(20,033)	(23,517)
Net decrease	(3,907,626)	(4,042,021)
Net assets available for benefits — beginning of year	19,599,567	23,641,588
Net assets available for benefits — end of year	$15,691,941	$19,599,567
See accompanying notes to financial statements.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following brief description of the UGI HVAC Enterprises, Inc. Savings Plan (the “Plan”) provides general information on the provisions of the Plan in effect on December 31, 2015 and during the periods covered by the financial statements. More complete information is included in the Plan document.
General. The Plan is a defined contribution plan which covers employees of UGI HVAC Enterprises, Inc. (the “Company”) and certain affiliated companies (collectively, “the Employers”). The Company is a wholly owned subsidiary of UGI Enterprises, Inc. (“Enterprises”). Enterprises is a wholly owned subsidiary of UGI Corporation (“UGI”). Employees of the Employers are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the UGI Utilities, Inc. Retirement Committee (“Plan Administrator”) whose members are appointed by the Pension Committee of the Board of Directors of UGI Utilities, Inc., a wholly owned subsidiary of UGI.
Contributions and Participant Accounts. Generally a participant may elect to contribute to the Plan on a before-tax basis through payroll reduction an amount equal to from 1% to 50%, in whole percentages, of eligible compensation. In addition a participant may elect to contribute to the Plan on an after-tax basis through payroll deduction an amount equal to from 1% to 20%, in whole percentages, of eligible compensation, provided that the combination of before-tax and after-tax contributions does not exceed 50% of eligible compensation. Calendar year before-tax and after-tax contribution amounts are subject to limits prescribed by the Internal Revenue Code (“IRC”) and the Plan, respectively. For the 2015 and 2014 Plan Years, the IRC before-tax contribution limits were $18,000 and $17,500, respectively. After-tax contributions are subject to limits set by the Plan and Section 402(g) of the IRC. A participant may increase the rate of, or reduce or suspend, his or her before-tax or after-tax contributions at any time by contacting the Plan’s recordkeeper, Fidelity Institutional Retirement Services Company (“FIRSCO”).
The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax contributions over and above the IRC and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age and must be contributing the IRC or Plan limit. The maximum catch-up contributions for the 2015 and 2014 Plan Years were $6,000 and $5,500, respectively. Catch-up contributions are not eligible for the Employers’ matching contribution (as described below).
The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in section 401(a) of the IRC or from a “rollover” individual retirement plan described in section 408 of the IRC, but only if the deposit qualifies as a tax-free rollover as defined in section 402 or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions.

Generally, for each pay period during a Plan year, the Employers may, at their discretion, make a contribution to the Plan equal to 50% of participant before-tax and after-tax contributions, up to a total of 5% of compensation (as defined in the Plan document) for each participant who has made before-tax and/or after-tax contributions.
A participant is immediately fully vested in the portion of his or her account attributable to participant contributions as well as matching contributions made by the Employers.
Effective January 1, 2014, the Plan also permits participants to make Roth 401(k) contributions to the Plan.
Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, the UGI Common Stock Fund, collective trust funds, a collective investment trust fund and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. Generally, participants may transfer amounts between funds at any time with no limit. Participants may change their investment elections for future contributions at any time. The default investment fund under the Plan is the age appropriate Vanguard Target Retirement collective trust fund (based on an assumed retirement age of 65). Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. The Statements of Changes in Net Assets Available for Benefits reflects certain administrative fees paid by Plan Participants to FIRSCO from Plan assets (see “Administrative Expenses” below).
Distributions. The Plan benefit of a participant who terminates employment for any reason other than death shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in the UGI Common Stock Fund in the form of shares of UGI Corporation Common Stock. Where the amount to be distributed exceeds

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

$1,000, no distribution shall be made to any Plan participant prior to his or her normal retirement age (as defined in the Plan document) or age 70 1/2 unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant’s benefit will be distributed as soon as practicable after the participant becomes entitled to receive a distribution.
A participant who continues to work past age 70 1/2 will receive a mandatory required distribution upon termination of employment.
Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested portion of his or her account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant's death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.
Withdrawals. Generally, a participant may withdraw up to 50% of the balance of his or her Voluntary Participant Contribution Account attributable to after-tax contributions, as defined in the Plan document. However, the withdrawal must be in an amount of at least $500.
A participant may withdraw before-tax contributions (and earnings attributable thereto credited as of December 31, 1988) and rollover contributions, only on account of financial hardship resulting from (i) medical expenses as defined in section 213(d) of the IRC; (ii) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (iii) foreclosure on or eviction from a primary residence; (iv) costs directly related to the purchase of a primary residence; (v) payments for burial or funeral expenses of the participant’s parent, spouse, children or eligible dependents; or (vi) expenses for the repair of casualty loss damages on a primary residence due to a catastrophic event as defined in section 165 of the IRC. A hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need. A participant’s participation in the Plan is suspended for the six-month period following a hardship withdrawal.
Active employees who reach age 59 1/2 can elect an in-service withdrawal in the amount of at least $1,000. A participant may withdraw up to 100% of the balance of his or her Rollover Account, as defined in the Plan document, at any time. No more than one withdrawal in any calendar year is permitted from each of the Voluntary Participant Contribution Account and Rollover Account portions of a participant's account.
Notes Receivable from Participants. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (a) 50% of a participant's before-tax and rollover account balances, or (b) $50,000 less the highest balance of all loans during the prior twelve month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant's account is allocated in proportion to the value of the participant's salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.

Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid for by the Employers. Other than the plan fees described below, the Employers currently pay such expenses. During the periods covered by the financial statements, each active Plan account was assessed a quarterly recordkeeping fee as follows: $14.50 from January 1, 2014 to September 30, 2015; and $15.00 beginning October 1, 2015. This fee is automatically deducted in the month following the end of each quarter and remitted to FIRSCO. Loan administration and withdrawal fees are paid by Plan participants. Mutual fund and collective trust fund expenses are paid to fund managers from mutual fund or collective trust assets.
Plan Termination. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason.
Plan Amendment. The Company may amend the Plan at any time for any reason by written action of its Board of Directors. Amendments required to comply with the IRC to maintain compliance with current laws or regulations or to correct errors or omissions in the Plan document, however, may be made by the Retirement Committee without Board approval.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Voting Rights of UGI Common Stock Fund Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant’s interest in the UGI Common Stock Fund. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.
Transfer of ServiceMark Employee Balances On October 13, 2014, the Company, pursuant to an Asset Sale and Purchase Agreement, sold to AmeriGas Propane, L.P., an affiliate of UGI, its residential heating, ventilation, air conditioning, plumbing, and related service business ("ServiceMark"). Effective with the sale of ServiceMark, the employees of ServiceMark ceased participation in the Plan and became eligible to participate in the AmeriGas Propane, Inc. Savings Plan ("AmeriGas Savings Plan"). In addition, participant balances in the Plan totaling $6,231,494, including notes receivable from participants of $93,169, were transferred to the AmeriGas Savings Plan effective October 21, 2014 and invested in accordance with transfer provisions provided by the AmeriGas Savings Plan. Such transfers are included on the 2014 Statement of Changes in Net Assets Available for Benefits as "Net transfers of participants' balances."

2.	Accounting Policies

Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians. Refer to Note 4 for the fair value measurement disclosures associated with the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest earned on investments is recorded on the accrual basis. Dividend income is recorded on the record date. Net appreciation (depreciation) includes the Plan's gains and losses on investments purchased and sold as well as held during the year.

Distributions are made to Plan participants based upon the fair value of each participant's investment account (except for distributions from the UGI Common Stock Fund, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.

Transfers of Participants’ Balances. Transfers of participant balances represent amounts transferred to or from the AmeriGas Propane, Inc. Savings Plan (including the transfer of ServiceMark employee balances previously mentioned) and the UGI Utilities, Inc. Savings Plan, which are affiliated plans.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowances for credit losses have been recorded as of December 31, 2015 and 2014.

Risks and Uncertainties. The investments of the separate investment funds are subject to various risks including interest rate, credit and overall market volatility. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

3.	Newly Adopted Accounting Standards

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).” The amendments in Part I of this guidance eliminated the requirements that participant benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures under Subtopic 820-10; rather, these contracts will be measured and disclosed only at contract value. The amendments in Part II of this guidance require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of this guidance provide a practical expedient to permit plans to measure investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month, which is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan Administrator has elected to early adopt Parts I and II of ASU 2015-12. As a result of the adoption, the Statements of Net Assets Available for Benefits have been retrospectively adjusted to report collective trusts at the NAV practical expedient (see Note 4) and the adjustment from fair value to contract value for interests in a collective trust relating to a fully benefit-responsive investment contract has been removed. Additionally, the notes to the financial statements have been retrospectively adjusted to reflect the simplified disclosures permitted by ASU 2015-12.

In May 2015, the FASB issued ASU No. 2015-07, "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." This guidance removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the NAV per share practical expedient under ASC 820. The guidance is effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. Earlier adoption is permitted and the Plan's Administrator has elected to early adopt ASU 2015-07. Other than the changes to the classification and disclosure, the adoption of this guidance did not have a material impact on the Plan's financial statements.

4.	Fair Value Measurements
The Plan performs fair value measurements in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification 820, Fair Value Measurement, are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

•
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015, except for the impact of newly adopted accounting guidance:

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

UGI Common Stock Fund: Consists principally in shares of UGI Corporation Common Stock as well as temporary cash investments. UGI Common Stock in the fund is valued at the closing price reported on the active market on which the individual securities are traded. Participants in the fund do not individually own specific shares of UGI Corporation Common Stock but rather own units in a fund that invests in such shares and temporary cash investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and is recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund are processed on the day received if such requests are received by Fidelity before the close of the New York Stock Exchange and provided that there are sufficient short-term investments in the UGI Common Stock Fund for liquidity. In such case, the participant will receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not be processed on that day at that date’s closing price but may be suspended until sufficient liquidity is restored. Units will be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund will be given priority over exchanges with other funds.

The Plan trustee purchases shares of UGI Corporation Common Stock on the open market.

Brokerage Link: Fidelity Brokerage Link accounts are reflected at their fair value of associated investments, based upon quoted market prices, held by the Plan participants in their individual self-directed brokerage accounts.

Collective investment trust fund: Valued at the net asset value (NAV) of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the funds less their liabilities. Participant transactions (purchases and sales) may occur daily. As the collective investment trust fund uses NAV as a practical expedient, the value of the trust is excluded from the fair value hierarchy and is presented in "Other" in the table below.

Common collective trust funds: Valued at the NAV of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the funds less their liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

As previously mentioned, at December 31, 2015 and 2014 the Plan held investments in Vanguard Target Retirement Trusts ("Vanguard Trusts"). The Vanguard Trusts are common collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Total International Bond Index Fund and Vanguard Short-Term Inflation-Protected Securities Fund, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings through its mutual fund holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds, international bonds as well as inflation-protected and mortgage-backed securities.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts. As the Vanguard Trusts use NAV as a practical expedient, the values of the Vanguard Trusts are excluded from the fair value hierarchy and are presented in "Other" in the table below.

The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2015 and 2014:

	December 31, 2015
	Fair Value Measurement Using Input Types
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Other[1]	Total
Mutual funds	$4,572,696	$—	$—	$—	$4,572,696
UGI Common Stock fund	2,402,382	—	—	—	2,402,382
Brokerage Link	135,925	—	—	—	135,925
Common collective trusts	—	—	—	6,689,150	6,689,150
Collective investment trust	—	—	—	1,708,260	1,708,260
Total investments measured at fair value	$7,111,003	$—	$—	$8,397,410	$15,508,413

	December 31, 2014
	Fair Value Measurement Using Input Types
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Other[1]	Total
Mutual funds	$9,369,286	$—	$—	$—	$9,369,286
UGI Common Stock fund	2,929,473	—	—	—	2,929,473
Brokerage Link	132,333	—	—	—	132,333
Common collective trusts	—	—	—	6,826,274	6,826,274
Total investments measured at fair value	$12,431,092	$—	$—	$6,826,274	$19,257,366

(1) Assets measured at NAV and therefore excluded from the fair value hierarchy.

Investments Measured Using the NAV per share Practical Expedient

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2015 and 2014, respectively:

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trusts	$6,689,150	n/a	Daily	30 days
Collective investment trust	$1,708,260	n/a	Daily	30 days

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trusts	$6,826,274	n/a	Daily	30 days

5.	Federal Income Tax Status
On November 5, 2014, the Internal Revenue Service issued a favorable determination letter concerning the qualified status of the Plan as amended through January 16, 2014 under Section 401(a) of the IRC. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Employers' contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Services. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
EIN # 51-0375688, PLAN # 001
Schedule H, Line 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2015
Name of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost	Current Value
Mutual Funds:
Fidelity Spartan U.S. Bond Index Fund (1)	48,426 shrs	$563,707	$556,409
Fidelity Spartan International Index Fund (1)	12,606 shrs	412,004	452,928
Fidelity T. Rowe Price Equity Income Fund (1)	10,611 shrs	283,462	301,987
Fidelity PIMCO Total Return Fund Institutional Class (1)	724 shrs	7,760	7,295
Fidelity American Funds EuroPacific Growth Fund Class R-6 (1)	207 shrs	10,148	9,396
Glenmede Small Cap Equity Portfolio Institutional Class	427 shrs	11,472	11,048
Vanguard Institutional Index Fund	9,173 shrs	1,138,425	1,711,845
Vanguard Prime Money Market Fund	274,061 shrs	274,061	274,061
Vanguard Extended Market Index Fund	19,625 shrs	777,242	1,247,727
Total Mutual Funds		3,478,281	4,572,696
Assets in Fidelity Brokerage Link Accounts (1)	Various investments including registered investment company funds, money market funds and cash	130,458	135,925
Common Collective Trusts:
Vanguard Retirement Savings Trust III	448,288 shrs	448,288	448,288
Vanguard Target Retirement Income Trust II	3,618 shrs	101,790	107,538
Vanguard Target Retirement 2010 Trust II	10 shrs	287	283
Vanguard Target Retirement 2015 Trust II	43,819 shrs	1,132,419	1,199,338
Vanguard Target Retirement 2020 Trust II	13,729 shrs	376,725	369,849
Vanguard Target Retirement 2025 Trust II	68,796 shrs	1,709,120	1,814,846
Vanguard Target Retirement 2030 Trust II	6,467 shrs	161,227	166,451
Vanguard Target Retirement 2035 Trust II	71,631 shrs	1,709,715	1,840,206
Vanguard Target Retirement 2040 Trust II	2,369 shrs	60,195	61,730
Vanguard Target Retirement 2045 Trust II	19,864 shrs	494,560	517,266
Vanguard Target Retirement 2050 Trust II	4,915 shrs	124,320	128,538
Vanguard Target Retirement 2055 Trust II	461 shrs	16,544	16,135
Vanguard Target Retirement 2060 Trust II	677 shrs	18,970	18,682
Total Common Collective Trusts		6,354,160	6,689,150
Collective Investment Trust:
Fidelity Growth Company Commingled Pool (1)	131,607 shrs	1,644,683	1,708,260
UGI Common Stock Fund (1):
UGI Corporation Unitized Stock Fund	61,799 units	1,565,279	2,386,680
Dividends receivable	$15,702	15,702	15,702
		1,580,981	2,402,382
Participant Loans:
Loan principal outstanding (4.25% – 9.00%) (1) (2)		187,473	187,473
Total — all funds		$13,376,036	$15,695,886

(1)	Party in interest.

(2)	Range of interest rates for loans outstanding as of December 31, 2015

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UGI HVAC Enterprises, Inc. Savings Plan

Date June 24, 2016	By:	/s/ Denise M. Bassett
	Name:	Denise M. Bassett
	Title:	Manager of Benefits
and Retirement of UGI Utilities, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Morison Cogen LLP